 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Niedzwiecki, Alan P. (Last) (First) (Middle) 17872 Cartwright Road (Street) Irvine, CA 92614 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Quantum Fuel Systems Technologies Worldwide, Inc. QTWW 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year) 07/23/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           President and Chief Executive Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8) Code / V	4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5) Amount / A/D / Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	07/23/02		J(1) / V	275 / A / $	275	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8) Code / V	5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5) (A) or (D)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) / (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title / Amount or Number of Shares	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock option (right to buy)	$3.65	7/25/02		A / V	160,000 (A)	(2) / 7/25/12	Common Stock / 160,000		$160,000	D
Stock option (right to buy)	$9.82	7/23/02		J(1) / V	1,000 (A)	(3) / 8/17/10	Common Stock / 1,000		$1,000	D
Stock option (right to buy)	$9.82	7/23/02		J(1) / V	2,400 (A)	(3) / 8/17/10	Common Stock / 2,400		$2,400	D
Stock option (right to buy)	$4.73	7/23/02		J(1) / V	4,100 (A)	(3) / 12/20/10	Common Stock / 4,100		$4,100	D
Stock option (right to buy)	$4.84	7/23/02		J(1) / V	11,270 (A)	(3) / 12/14/11	Common Stock / 11,270		$11,270	D
Stock option (right to buy)	$4.84	7/23/02		J(1) / V	28,730 (A)	(3) / 12/14/11	Common Stock / 28,730		$28,730	D
Explanation of Responses:

(1) Represents shares of common stock or options to purchase shares of common stock received in connection with pro-rata distribution by IMPCO Technologies, Inc.
(2) The options vest as to 25% of the shares underlying the option on an annual basis.
(3) The options vest as to 40% of the shares underlying the option on the second anniversary of the date of grant and 20% annually thereafter.

By: /s/ Alan P. Niedzwiecki 8/22/2002 ** Signature of Reporting Person Date SEC 1474 (8-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure